[Letterhead of Perkins Coie LLP]

March 1, 2006

VIA EDGAR AND OVERNIGHT DELIVERY

Mr. Jim B. Rosenberg

Senior Assistant Chief Accountant

Securities and Exchange Commission

Division of Corporation Finance

100 First Street N.E.

Washington, DC 20549

Re:	ZymoGenetics, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2004

Filed March 14, 2005

File No. 000-33489

Dear Mr. Rosenberg:

This letter sets forth the responses of ZymoGenetics, Inc. (the “Company”) to the Staff’s informal comments relating to the Company’s Form 10-K for the fiscal year ended December 31, 2004. These comments were contained in a voicemail from Mr. Oscar Young of the Staff that was received by the undersigned on February 16, 2006, and in a telephonic discussion between Ms. Keira Ino of the Staff and the undersigned on February 24, 2006.

In the Staff’s informal comments, the Staff requested that the Company provide disclosure in its Annual Report on Form 10-K for the fiscal year ended December 31, 2005 (the “2005 Form 10-K”), of research and development expenses for each of the Company’s clinical development programs, to the extent that these expenses are allocable to such programs, for each period covered in the 2005 Form 10-K and from inception of clinical development to date. The Staff also requested that the Company disclose the unallocated research and development costs and explain why they are not allocated among the clinical development programs. The Staff also requested that the

Securities and Exchange Commission

March 1, 2006

Company disclose, to the extent it is only able to provide disclosure of research and development expenses for each clinical development program from inception of clinical development to date, the reasons why it is unable to provide disclosure of such expenses for each program prior to inception of clinical development. The Staff indicated that the basis for these requests is the Staff’s Current Issues and Rulemaking Projects Quarterly Update, dated March 31, 2001, which, among other things, discusses disclosure of research and development expenses for biotechnology companies.

In response to these informal comments, the Company has substantially revised the discussion of research and development expense to include the requested additional disclosures, as set forth in its draft MD&A in the 2005 Form 10-K, the relevant pages of which are attached hereto as Exhibit A.

If you have any further comments or questions regarding this letter, please contact me at 206-359-8448 or Andrew Bor at 206-359-8577.

Very truly yours,

/s/ PATRICK J. DEVINE
Patrick J. Devine

PJD:jd

cc:	ZymoGenetics, Inc.

PricewaterhouseCoopers LLP

EXHIBIT A

Research and development expense. Research and development expense has been our most significant expense to date, consisting primarily of salaries and benefit expenses, costs of consumables and contracted services. Generally, over the past two years, our research and development activities have expanded, particularly related to our clinical stage product candidates, rhThrombin, TACI-Ig and IL-21. In 2005, however, decreases in contracted services and noncash stock-based compensation offset most of the increased costs related to the expansion. In each of the past three years, research and development expense was slightly offset by cost reimbursements from Novo Nordisk for work performed on rFactor XIII and IL-21. The IL-21 preclinical collaboration ended in early 2004 and work supporting the rFactor XIII clinical development program began in late 2004 and is expected to end in 2006. The trends within major categories of research and development expense are shown in the following table (in thousands).

	2005	2004	2003
Salaries and benefits	$45,317	$38,496	$32,679
Consumables	12,208	9,681	8,601
Facility costs	6,351	5,687	4,551
Contracted services	28,828	35,809	17,956
Depreciation and amortization	5,147	4,652	4,564
Noncash stock-based compensation	2,394	4,802	4,284

Subtotal	100,245	99,127	72,635
Cost reimbursement from Novo Nordisk	(630)	(38)	(4,887)

Net research and development expense	$99,615	$99,089	$67,748

Our most significant internal research and development costs are salaries and benefits, consumables and facility costs, as shown in the table above. From year to year these costs, overall, have tended to show a relatively constant level of growth, tracking fairly consistently with increases in our employee base. Over the past three years, we have added approximately 76 full-time equivalent employees who are involved in product development activities.

Contracted services include the cost of items such as contract manufacturing, clinical trials, non-clinical studies and payments to collaborators. These costs primarily relate to clinical development programs and can fluctuate substantially from year-to-year depending on the stage of our various programs. Generally, these external costs increase as a program advances toward commercialization, but there can be periods between major clinical trials during which costs decline. Our clinical trial costs increased in 2004, reflecting the costs of rhThrombin Phase 2 clinical trials. We experienced further clinical trial cost increases in 2005 corresponding to the start of a rhThrombin Phase 3 clinical trial and an increase in IL-21 clinical trial activity. Also, contract manufacturing costs tend to be incurred irregularly over the course of a development program, with relatively short manufacturing campaigns that may provide enough product to supply multiple years of clinical trial activity. Our contract manufacturing costs increased substantially in 2004, reflecting process development and manufacturing campaigns for both rFactor XIII and rhThrombin. The completion of this manufacturing work in late 2004 led to a decrease in contract manufacturing costs in 2005.

To date, our business needs have not required us to fully allocate all research and development costs among our various programs. However, we track direct labor, contracted services and certain consumable costs by program, which we monitor to ensure appropriate utilization of company resources. We also incur indirect costs that are not allocated to specific programs. These costs include indirect labor, certain consumable costs, facility costs, and depreciation and amortization, all of which benefit all of our research and development programs.

The following table presents our research and development costs allocated to clinical development, pre-development and discovery research programs, together with the unallocated costs that benefit all programs. The costs of clinical development programs are presented from the inception of clinical development activities for such programs to date. Due to the relatively short duration and lack of defined outcomes for pre-development and discovery programs, costs from inception to date are not meaningful.

	2005	2004	2003	Inception To Date
Clinical development programs:
Hemostasis	$22,574	$34,344	$17,744	$98,394
Autoimmunity and oncology	17,585	11,925	5,552	39,337
Antiviral	3,478	—	—	3,478

Pre-development programs	8,595	9,951	9,867
Discovery research programs	9,645	8,505	6,490
Unallocated indirect costs	37,738	34,364	28,095

Total	$99,615	$99,089	$67,748

The following summarizes the reasons for fluctuations in research and development program costs for the three years presented in the table:

•	Hemostasis clinical development program (rhThrombin and rFactor XIII) costs increased substantially from 2003 to 2004, reflecting process development and manufacturing campaigns for rFactor XIII and rhThrombin carried out in 2004. The completion of this manufacturing work and the licensing of rFactor XIII to Novo Nordisk in late 2004 led to the decrease in costs in 2005.

•	Autoimmunity and oncology clinical development program (TACI-Ig and IL-21) costs increased from 2003 to 2004 primarily due to the effect of $4.9 million of IL-21 cost reimbursements from Novo Nordisk in 2003. Increases in our share of TACI-Ig joint development costs paid to Serono contributed to the increases in both 2004 and 2005. Increases in direct labor and consumables, particularly with respect to IL-21 development, also contributed to the increases in costs from 2004 to 2005.

•	Antiviral clinical development program costs in 2005 reflect the initiation of activities associated with advancement of IL-29 into clinical testing.

•	Pre-development program costs have declined slightly over the three years, while discovery research program costs of have increased slightly, reflecting a subtle shift in our research effort toward exploratory projects oriented to identifying new potential product candidates.

The estimated times and costs to completion for the various stages of clinical development can vary significantly, depending on the nature of the product candidate, the disease indication in which it is being tested and many other factors. General expectations for estimated times to completion of each stage of clinical testing are shown in the following table.

Clinical Phase	Estimated Completion Time
Phase 1	1-2 years
Phase 2	2-3 years
Phase 3	2-3 years

Due to the significant risks and uncertainties inherent in preclinical testing and the clinical trials associated with biopharmaceutical research and development programs, the remaining time and cost to complete any such projects is difficult to estimate. Each succeeding phase is dependent on the outcome of the previous one, and the data obtained from these studies may be inadequate to support advancement to the next phase, requiring added time and effort. Many projects will not advance to the next phase, even though they appeared promising based on earlier data and test results.